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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-26441

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                                 [ ] Form N-SAR

                         For Period Ended: June 30, 2002


      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

     For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant Clarent Corporation

Former name if applicable N/A

Address of principal executive office (Street and number) 700 Chesapeake Drive

City, State and Zip Code Redwood City, CA 94063

                         PART II. RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[ ] (b) The subject annual report, semi-annual report, transition report on Form
10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Additional time will be needed for the Registrant to complete the preparation and review of the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2002 (the "Form 10-Q"). The Registrant has dedicated considerable time and effort to the filing of (i) the restatement of previously reported financial results for fiscal year 2000, as well as the first two quarters of fiscal year 2001, and (ii) the filing of Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, which delayed Registrant's ability to prepare subsequent period filings. The Registrant is currently in the process of preparing its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 which have consumed a substantial portion of management's attention and limited resources. As a result of the foregoing, the Registrant requires additional time to prepare and review the financial results from the most recent fiscal period and to prepare the Form 10-Q.

        The Form 10-Q will be filed as soon as reasonably practicable.

                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

         James B. Weil                            (650) 306-7511
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            (Name)                          (Area Code)(Telephone number)



        (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [ ] Yes [X] No

        The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 have not yet been filed.



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        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Registrant anticipates a significant change in the results of operations from the corresponding period for its last fiscal year. As previously explained in Part III above, additional time will be needed for the Registrant to prepare the financial results for the quarterly period ended June 30, 2002. Until such results are prepared and completed, Registrant cannot make accurate quantitative comparisons for those periods.



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                               Clarent Corporation
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2002                   By: /s/ J.B. Weil
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                                        Name: James B. Weil
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                                        Title: President
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